Filed by: Regions Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Regions Financial Corporation

Commission File No.: 000-50831

The following is the text of the website that is being maintained at www.gbsc-usa.com/Regions in connection with Regions Financial Corporation’s offer to exchange shares of its common stock for 6.625% Trust Preferred Securities of Regions Financing Trust II.

Last Updated: 4:30 p.m., New York City time, on [Date]

Indicative Exchange Ratio for Regions Financial Corporation Exchange Offer

On May 20, 2009, Regions Financial Corporation commenced an offer to exchange shares of its common stock for 6.625% Trust Preferred Securities of Regions Financing Trust II. On this page, Regions will periodically provide indicative exchange ratios per $1,000 liquidation amount of Trust Preferred Securities, calculated as described in the prospectus.

Indicative Average VWAP:	$—
Minimum Share Price:	$2.65
Resulting Indicative Relevant Price:	$—
Indicative Exchange Ratio ($— Divided by Indicative Relevant Price):	—

The real exchange ratio may be substantially different from the indicative ratio displayed above, will be calculated as described in the prospectus and will be announced by 4:30 pm, New York City time, on June 17, 2009. The exchange offer will expire at 11:59 p.m., New York City time, on June 17, 2009, unless extended. Further information regarding the exchange offer can be found using the link below.

[Link to Prospectus]

[Link to Letter of Transmittal]

[Link to Notice of Withdrawal]

Rule 425 Legend

Non-Solicitation

This website and the materials on this website shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction in which such offer, solicitation, sale, purchase or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the exchange offer, Regions has filed a registration statement (including a prospectus) on Form S-4 with the SEC. Holders of Trust Preferred Securities are urged to read the prospectus and any other relevant documents, because they contain important information about Regions and the exchange offer. The prospectus is being sent to holders of the Trust Preferred Securities. The prospectus and the other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov . These documents can also be obtained free of charge from Regions upon written request to Regions Financial Corporation, Investor Relations, 1900 Fifth Avenue North, Birmingham, Alabama 35203, or by calling (205) 581-7890.